1934 Act Registration No. 1-15128

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated February 15, 2006

United Microelectronics Corporation

(Translation of Registrant’s Name into English)

No. 3 Li Hsin Road II

Science Park

Hsinchu, Taiwan, R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F      V            Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No      V

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable )

www.umc.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

United Microelectronics Corporation

Date: 2/15/2006	By	/s/ Chitung Liu
Chitung Liu
Chief Financial Officer

www.umc.com

Exhibit

Exhibit	Description
99.1	Announcement on February 15, 2006: UMC Board Resolution of the 9th term, 30th Board Meeting

www.umc.com

Exhibit 99.1

UMC Board Resolution of the 9th term, 30th Board Meeting

1.Date of occurrence of the event: 2006/02/15

2.Name of the company:United Microelectronics Corp.

3.Relationship to the company (listed company or affiliated company): Listed company

4.The shareholding ratios of mutual holding: N/A

5.Cause of occurrence:

UMC’s 9th term, 30th Board Meeting reluted the following issues:

1.The Company will execute the 10th treasury share repurchase program starting on February 16, 2006.

The details of the 10th buyback program:

(1)Date of the board of directors resolution:2006/02/15

(2)Purpose of the share repurchase:Buy back and write off

(3)Type of shares to be repurchased:Common Stock

(4)Ceiling on total monetary amount of the share repurchase: $86,195,817 thousand NTD

(5)Scheduled period for the repurchase:2006/02/16~2006/04/15

(6)Number of shares to be repurchased:1,000,000,000 shares

(7)Repurchase price range:$27.50~$12.35 per share.If the market price of the Company stock is below the above range, the Company will continue to repurchase shares.

(8)Method for the repurchase:Purchase directly from the Taiwan Securities Exchange

(9)Ratio of the shares to be repurchased to total issued shares of the Company:5.05%

(10)Number and monetary amount of the Company’s own shares held at the time of reporting:942,067,000 Shares; $21,576,709,712 NTD.

(11)Status of repurchases within three years prior to the time of reporting: From 2003/3/5 to 2005/11/29, 1,041,262,000 Company shares were repurchased.

2.The Company will replace the chief accountant officer with Wei-Chung Lian. The effected date is March 1, 2006.

6.Countermeasures: none

7.Any other matters that need to be specified: none